Exhibit 99.2

Sun Life Financial Inc.

Earnings Coverage Ratio

For the 12 months ended December 31, 2014

This updated calculation of the earnings coverage ratio of Sun Life Financial Inc. (the “Company”) is filed pursuant to Section 8.4 of National Instrument No. 44-102 as an exhibit to the Company’s annual consolidated financial statements for the year ended December 31, 2014, in connection with the medium-term note program established by the Company under its prospectus supplement dated April 16, 2013 to a short form base shelf prospectus dated April 16, 2013.

Based on the result of the Company’s operations for the 12 month ended December 31, 2014, the pro forma interest requirement on the Company’s outstanding indebtedness was $306,200,000 and the Company’s income before interest and income tax was $2,686,400,000, which is, 8.77 times the Company’s pro-forma interest requirements for that year.